Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

(In Thousands, Except Per Share Data, Unaudited)

Three Months Ended
September 30, 2007

Income available to common stockholders	$1,030

Weighted average shares outstanding	68,718

Basic earnings per share	$0.01

Income for diluted earnings per share	$1,030

Total weighted average common shares and equivalents outstanding for diluted computation	68,933

Diluted earnings per share	$0.01